UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARKETWATCH.COM, INC.
(Name of Subject Company (Issuer))

MARKETWATCH.COM, INC.
(Name of Filing Person (Offeror)

Options Under MarketWatch.com, Inc. 1998 Equity Incentive Plan, the Restated Concerto Technologies, Inc. 1995 Stock Plan, the 1998 Directors Stock Option Plan and Certain Options Granted Outside a MarketWatch.com Option Plan to Purchase Common Stock, Par Value $.01 Per Share,

(Title of Class of Securities)

______________

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Lawrence S. Kramer
PRESIDENT AND CHIEF EXECUTIVE OFFICER
MARKETWATCH.COM, INC.
825 Battery Street
San Francisco, CALIFORNIA 94111
(415) 733-0500

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

COPY TO:

Jeffrey Vetter
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, CALIFORNIA 94036
(650) 494-0600

CALCULATION OF FILING FEE

Transaction valuation* $ 1,668,621	Amount of filing fee $333.72
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,157,003 shares of common stock of MarketWatch.com, Inc. having a weighted average exercise price of $39.33 as of June 8, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 20, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is MarketWatch.com, Inc., a Delaware corporation(the "Company"), and the address of its principal executive officers is 825 Battery Street, San Francisco, California 94111. The Company's phone number is (415) 733-0500. The information set forth in the Offer to Exchange Section 9 ("Information Concerning MarketWatch.com") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible option holders to exchange all options (the "Options") outstanding under the MarketWatch.com, Inc. 1998 Equity Incentive Plan (the "Plan"), the Restated Concerto Technologies, Inc. 1995 Stock Plan, the 1998 Directors Stock Option Plan (the "Directors Plan") and certain options granted outside of a MarketWatch.com option plan to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1998 Equity Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). If the option holder chooses to participate by exchanging any stock options, the option holder must also exchange all stock options granted on or after January 18, 2001.

The number of shares of Common Stock subject to the New Options will be 75% the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled, subject to adjustments for any stock splits, stock dividends or similar events. Only options for all of the shares of Common Stock subject to a particular option grant can be exchanged. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The MarketWatch.com, Inc. 1998 Equity Incentive Plan and the 1998 Directors Stock Option Plan attached hereto are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Not applicable.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning MarketWatch.com") and Section 16 ("Additional Information"), in Item 8, "Consolidated Financial Statements and Supplementary Data," of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and in Item 1, "Interim Condensed Financial Statements," of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 is incorporated herein by reference.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS.

(a)

(1) Offer to Exchange, dated June 20, 2001.

(2) Form of Letter of Transmittal.

(3) Press release dated June 20, 2001.

(4) E-mail sent to employees and applicable directors of the Company on June 20, 2001.

(5) The Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(6) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(b) Not applicable.

(d)

(1) MarketWatch.com, Inc. 1998 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S- 1 (File No. 333-65569) filed with the Securities and Exchange Commission on October 13, 1998).

(2) Form of Option Agreement and Option Exercise Agreement pursuant to the MarketWatch.com, Inc. 1998 Equity Incentive Plan.

(3) Restated Concerto Technologies Inc. 1995 Stock Plan and related forms of Option Agreement (incorporated herein by reference to Exhibit 4.03 of the Company's registration statement on Form S-8 (File No. 333-85741) filed with the Securities and Exchange Commission on August 23, 1999).

(4) MarketWatch.com, Inc. 1998 Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-65569) filed with the Securities and Exchange Commission on October 13, 1998).

(5) Form of Non-Plan Option Agreement (incorporated herein by reference to Exhibit 10.10 filed with the Company's registration statement on Form S-1 (File No.333-65569) filed with the Securities and Exchange Commission on October 13, 1998).

(6) Form of MarketWatch.com, Inc. 1998 Directors Stock Option Plan Initial Stock Option Grant, Succeeding Stock Option Grant, and Directors Stock Option Exercise Agreement.

(g) Not applicable.

(h) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MarketWatch.com, Inc.

/s/ LAWRENCE S. KRAMER

Lawrence S. Kramer

President, Chief Executive Officer and Chairman of the Board of Directors

Date: June 20, 2001

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Exchange, dated June 20, 2001.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Press release dated June 20, 2001.
(a)(4)	E-mail sent to employees and applicable directors of the Company on June 20, 2001.
(a)(5)	The Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.
(a)(6)	The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)

MarketWatch.com, Inc. 1998 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-65569) filed with the Securities and Exchange Commission on October 13, 1998).

(d)(2)	Form of Option Agreement and Option Exercise Agreement Pursuant to the MarketWatch.com, Inc. 1998 Equity Incentive Plan.
(d)(3)

Restated Concerto Technologies Inc. 1995 Stock Plan and related forms of Option Agreement (incorporated herein by reference to Exhibit 4.03 of the Company's registration statement on Form S-8 (File No. 333-85741) filed with the Securities and Exchange Commission on August 23, 1999).

(d)(4)

MarketWatch.com, Inc. 1998 Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-65569) filed with the Securities and Exchange Commission on October 13, 1998).

(d)(5)

Form of Non-Plan Option Agreement (incorporated by reference to Exhibit 10.10 filed with the Company's registration statement on Form S-1 (File No.333-65569) filed with the Securities and Exchange Commission on October 13, 1998).

(d)(6)	Form of MarketWatch.com, Inc. 1998 Directors Stock Option Plan Initial Stock Option Grant, Succeeding Stock Option Grant, and Directors Stock Option Exercise Agreement.

EXHIBIT (a)(1)

MARKETWATCH.COM, INC.

OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE
COMMON STOCK UNDER THE MARKETWATCH.COM, INC. 1998 EQUITY
INCENTIVE PLAN, UNDER THE RESTATED CONCERTO TECHNOLOGIES INC. 1995 STOCK PLAN, UNDER THE 1998 DIRECTORS STOCK OPTION PLAN AND OUTSIDE OF A MARKETWATCH OPTION PLAN

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT 5:00 P.M., PACIFIC TIME, ON JULY 18, 2001 UNLESS THE OFFER IS EXTENDED

MarketWatch.com, Inc. is offering to eligible option holders to exchange all outstanding options to purchase shares of our common stock granted under the MarketWatch.com, Inc. 1998 Equity Incentive Plan, under the Restated Concerto Technologies, Inc. 1995 Stock Plan, under the 1998 Directors Stock Option Plan and outside a MarketWatch.com option plan, for new options that we will grant under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan. You may only exchange options for all of the shares of common stock subject to a particular option grant. If you choose to participate by exchanging any stock options, you must also exchange all stock options granted on or after January 18, 2001.

We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the accompanying letter of transmittal. The number of shares of common stock subject to the new options to be granted to each option holder will be equal to 75% of the number of shares subject to the options elected to be exchanged by such option holder and accepted for exchange. We will grant the new options on the date of the first meeting of the compensation committee of MarketWatch.com's board of directors held more than six months and one day after the date we cancel the options accepted for exchange. We expect that the grant date of the new options will be on or after January 19, 2002.

This offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions, which we describe in Section 6 of this offer.

If you elect to exchange options as described in the offer and if your offer is accepted, we will grant you a new option under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan pursuant to a new option agreement. The exercise price of the new option will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the grant date of the new options of the new option. However, we can provide no assurance as to the price of our common stock at any time in the future as the stock price may fluctuate significantly. One-third of the shares of common stock underlying the new options will vest one full year after the cancellation date, and, thereafter, an additional one-third of the shares shall vest on each anniversary of such date until 100% of the options are vested (which date shall be three years after the cancellation date). The new option will be a non-statutory stock option. The options will have other terms and conditions that are substantially the same as those of the cancelled options.

Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should elect to exchange our refrain from electing to exchange your options. You must make your own decision whether to elect to exchange your options based on your individual situation.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol "MKTW." On June 8, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $3.00 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect or exchange your options.

You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Shannon Kiser, MarketWatch.com Stock Administration, by e-mail at skiser@marketwatch.com, or by telephone at (415) 733-0517.

IMPORTANT

If you wish to elect to exchange your options, you must complete and sign the letter of transmittal in accordance with its instructions, and send it and any other required documents to Shannon Kiser, Stock Administration, by fax at (415) 616-7209 or by post to Shannon Kiser, MarketWatch.com, Inc., 825 Battery Street, San Francisco, CA 94111.

We are not aware of any jurisdiction where the making of the offer violates applicable law. If we become aware of any jurisdiction where the making of the offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from exchanging your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the accompanying letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

TABLE OF CONTENTS

     5. Acceptance Of Options For Exchange And Issuance
        Of Options.......................................     14
     6. Conditions Of The Offer..........................     15
     7. Price Range of Common Stock Underlying the Option     17
     8. Source And Amount Of Consideration;Terms Of New       18
        Options
     9. Information Concerning MarketWatch.com...........     18
    10. Interests Of Directors And Officers; Transactions
        Arrangements Concerning the Options..............     20
    11. Status Of Options Acquired By Us In The Offer;

ATTACHMENT:  Letter of Transmittal

SUMMARY TERM SHEET

The following section answers some of the questions that you may have about this offer. However, it is only a summary, and you should read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete and because additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

General Questions About the Program

1. WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

We are offering to exchange all stock options to purchase shares of MarketWatch.com common stock that are outstanding under the MarketWatch.com, Inc. 1998 Equity Incentive Plan, under the Restated Concerto Technologies, Inc. 1995 Stock Plan, under the 1998 Directors Stock Option Plan and outside of a MarketWatch.com option plan for new options under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan. We will not accept partial tenders of options for any portion of the shares subject to your option. Therefore, you may only tender options for all of the shares of common stock subject to a particular option grant. (Page 11)

2. WHY ARE WE MAKING THE OFFER TO EXCHANGE?

We implemented the offer to exchange because a considerable number of option holders have stock options, whether or not they are currently exercisable, that have exercise prices significantly above our current and recent trading prices. We believe these options are unlikely to be exercised in the foreseeable future. This program is voluntary and will allow employees to choose whether to keep their current stock options at their current exercise price, or to cancel those options in exchange for a new option to purchase 75% of the number of shares covered by the cancelled options. The new option will be granted on the date of the first meeting of the compensation committee of the board of directors held at least six months and one day from the date we cancel the options accepted for exchange. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date of the new options, we intend to provide our employees with the benefit of holding options that over time may have a greater potential to increase in value, create better performance incentives for employees, and thereby maximize stockholder value. (Page 12)

3. WHO IS ELIGIBLE?

Any current employee or director of our company who hold a current stock option under the 1998 Equity Incentive Plan, under the Restated Concerto Technologies, Inc. 1995 Stock Plan, under the 1998 Directors Stock Option Plan and certain current stock options granted outside of a MarketWatch.com option plan is eligible to participate. (Page 11)

4. DOES THE OFFER TO EXCHANGE EXTEND TO ALL OF MARKETWATCH.COM'S OPTION PLANS?

The offer to exchange extends only to current employees and directors who were granted options under the 1998 Equity Incentive Plan, the 1998 Directors Stock Option Plan, certain options outside of a MarketWatch.com option plan and options from the Restated Concerto Technologies, Inc. 1995 Stock Plan. (Page 11)

5. HOW DOES THE EXCHANGE WORK?

The offer to exchange will require an eligible option holder to make a voluntary election that will become irrevocable by July 18, 2001 to cancel outstanding stock options in exchange for a grant a new option shares equal to 75% of the number of shares subject to the cancelled options, subject to adjustments for any stock splits, stock dividends or similar events, to be issued on the grant date of the new options. The exercise price will equal the closing market price of our common stock on the Nasdaq National Market on that date. The new option will be a non-statutory stock option. Except for the vesting schedule, the exercise price and non-statutory option status, such new options would have terms and conditions that are substantially the same as those of the cancelled options. You may only exchange options for all of the shares of common stock subject to a particular option grant. If you choose to participate, you must also exchange all stock options granted on or after January 18, 2001. (Page 14)

6. WHAT DO I NEED TO DO TO PARTICIPATE IN THE OFFER TO EXCHANGE?

To participate, you must complete the letter of transmittal, sign it, and ensure our Stock Administration receives it no later than 5:00 p.m. Pacific Time on July 18, 2001. You can return your form either by fax to (415) 616-7209 or by mail to Shannon Kiser, MarketWatch.com, Inc., 825 Battery Street, San Francisco, CA 94111. (Page 13)

7. IS THIS A REPRICING?

This is not a stock option repricing in the traditional sense. In a repricing, the exercise price of an employee's current options would be adjusted immediately to be equal to the closing price of our common stock on the date of repricing. This would result in a variable stock accounting treatment of the option. (Page 21)

8. WHY CAN'T MARKETWATCH.COM JUST REPRICE MY OPTIONS, AS I HAVE SEEN DONE AT OTHER COMPANIES?

In 1998, the Financial Accounting Standards Board adopted rules that have unfavorable accounting charge consequences for companies that reprice options. If we were to simply reprice options, we would need to record a compensation charge against earnings. The amount of this charge would be measured by the future appreciation of the stock subject to the repriced option. (Page 21)

9. WHY CAN'T I JUST BE GRANTED ADDITIONAL OPTIONS?

Because of the large number of underwater options currently outstanding at our company, a total re-grant of new options would have severe negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited pool of options that we are allowed to grant without stockholder approval, and we must therefore conserve our current available options for new hires and ongoing grants. (Page 12)

10. WOULDN'T IT BE EASIER TO JUST QUIT MARKETWATCH.COM AND THEN GET REHIRED?

This is not an available alternative because a rehire and resulting re-grant within six months of the option cancellation date would be treated the same as a repricing. Again, such a repricing would cause a variable accounting charge against earnings. (Page 21)

11. IF I PARTICIPATE, WHAT WILL HAPPEN TO MY CURRENT OPTIONS?

Options designated to be exchanged under this program will be cancelled after 5:00 p.m. Pacific Time on July 18, 2001, and you will no longer have those options available for exercise. (Page 14)

12. WHAT IS THE DEADLINE TO ELECT TO EXCHANGE AND HOW DO I DO SO?

The deadline to participate in this program is 5:00 p.m. Pacific Time on July 18, 2001 unless we extend it. This means that our Stock Administration must have your form in their hands before that time. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if it is extended, for how long. If we extend the offer, we will make an announcement of the extension no later than 6:00 a.m. Pacific Time on the next business day following the previously scheduled expiration of the offer period. If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer.

We reserve the right to reject any or all options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. Subject to our rights to extend, terminate, and amend the offer, we currently expect that we will accept all such properly elected options promptly after the expiration of the offer. (Page 14)

13. WHAT WILL HAPPEN IF I DO NOT TURN IN MY FORM BY THE DEADLINE?

If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain unchanged at their original price and original terms. (Page 13)

14. DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY ELECTED OPTIONS?

You may withdraw your options elected for exchange at any time before 5:00 p.m., Pacific Time, on July 18, 2001. If we extend the offer beyond that time, you may withdraw your options elected for exchange at any time until the extended expiration of the offer. To withdraw options elected for exchange, you must deliver to our Stock Administration a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the options elected for exchange. Once you have withdrawn options, you may re-elect to exchange options only by again following the election procedures described above. (Page 14)

15. AM I ELIGIBLE TO RECEIVE FUTURE GRANTS DURING THE FOLLOWING SIX-MONTH PERIOD IF I PARTICIPATE IN THIS EXCHANGE?

Because of unfavorable accounting charge consequences, participants in this program are ineligible for any additional stock option grants until after the grant date of the new options. (Page 14)

16. IS THERE ANY TAX CONSEQUENCE TO MY PARTICIPATION IN THIS EXCHANGE?

If you exchange your options for new options, we believe you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, you will not be required under current law to recognize income for federal income tax purposes. The grant of options does not result in the recognition of taxable income. Because the new option will be a non-statutory option, taxable income would be recognized upon exercise of the new option.

We know of no adverse tax consequences that will affect any employee in the United States with respect to options exchanged under this program. However, we recommend that you consult with your own tax advisor to determine the tax consequences of electing to exchange options pursuant to the offer. (Page 18)

17. HOW SHOULD I DECIDE WHETHER OR NOT TO PARTICIPATE?

We understand that this will be a challenging decision for many option holders. The program does carry considerable risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual option holder's personal decision, and it will depend largely on each option holder's assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, and our own business and stock price. (Page 11, 12)

18. WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options. (Page 13)

19. WHAT IF MY EMPLOYMENT AT MARKETWATCH.COM ENDS BETWEEN THE DATE MY OPTIONS ARE CANCELLED AND THE GRANT DATE OF THE NEW OPTIONS?

Your employment with MarketWatch.com is on an at-will basis and nothing in this offer modifies that. You cannot revoke your letter of transmittal after 5:00 p.m. Pacific Time on July 18, 2001. Therefore, if your employment with MarketWatch.com is terminated by you or the company voluntarily, involuntarily, or for any reason or for no reason, before your new option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the grant that would have been issued on the grant date of the new options. Therefore, if you are not an employee of our company from the date you elect to exchange options through the grant date of the new options, you will not receive any new options in exchange for your options that have been accepted for exchange. You also will not receive any other consideration for the options elected to be exchanged if you are not an employee from the date you elect to exchange options through the grant date of the new options. (Page 14)

20. WHAT ARE THE CONDITIONS TO THE OFFER?

The offer is not conditioned upon a minimum number of options being elected for exchange. The offer is subject to a number of conditions, including the conditions described in Section 6. (Page 15)

Specific Questions About the Cancelled Options

21. WHICH OPTIONS CAN BE CANCELLED?

An option holder can elect to cancel one or more options granted under the 1998 Equity Incentive Plan and the 1998 Directors Stock Option Plan, and those options granted under the Restated Concerto Technologies Inc. Plan or outside a MarketWatch.com option plan. We will not accept partial tenders of options for any portion of the shares subject to your option. Therefore, you may only exchange options for all of the shares of common stock subject to a particular option grant. (Page 11)

If you choose to participate, you must also exchange all stock options granted on or after January 18, 2001.

22. CAN I CHOOSE WHICH OPTIONS I WANT TO CANCEL, IF I HAVE MULTIPLE OPTIONS?

An option holder may choose to cancel one or more options. Inclusion of such grants is entirely discretionary. However, we will only exchange options for all of the shares of common stock subject to a particular option grant. (Page 11)

23. CAN I CANCEL THE REMAINING PORTION OF AN OPTION THAT I HAVE ALREADY PARTIALLY EXERCISED?

Yes, any remaining outstanding, unexercised options can be cancelled. The number of shares subject to the new options will be 75% of the number of options cancelled. (Page 11)

24. CAN I SELECT ONE PART OF AN OPTION TO CANCEL, OR CANCEL AN OPTION ONLY AS TO CERTAIN SHARES?

No, you cannot partially cancel an outstanding option. (Page 11)

25. IF I CHOOSE TO PARTICIPATE, WHAT WILL HAPPEN TO MY OPTIONS THAT WILL BE CANCELLED?

If you elect to participate in this program, then on July 18, 2001 after 5:00 p.m. Pacific Time, we will cancel all of your outstanding options that you submitted to be cancelled. You will thereafter not have a right to be granted further options until the grant date of the new options. (Page 14)

Specific Questions About the New Options

26. WHAT WILL BE MY NEW OPTION SHARE AMOUNT?

Employees who participate in this program will receive a new option on the grant date of the new options. The number of shares under the new stock option will equal 75% of the shares cancelled. Each new option will be granted under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan pursuant to a new option agreement between you and us. (Page 11).

27. WHAT WILL BE MY NEW OPTION EXERCISE PRICE?

The exercise price for the new options will be the last reported sales price of our common stock on the Nasdaq National Market on the grant date. Because we will not grant new options until at least six months and one day after the date we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. We can provide no assurance as to the price of our common stock at any time in the future as the stock price may fluctuate significantly. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options. (Page 11)

28. WILL MY NEW OPTION TYPE BE AN INCENTIVE STOCK OPTION OR NON-STATUTORY STOCK OPTION?

The new options will be non-statutory options. (Page 14)

29. WHAT WILL BE THE VESTING SCHEDULE OF MY NEW OPTIONS?

One-third of the shares of common stock underlying the new options will vest in one year after the cancellation date of your original options and, thereafter, one-third of the option shares on each annual anniversary of such date until 100% of the new options are vested (which date shall be three years after the cancellation date). (Page 11, 14)

30. WHAT WILL BE THE TERMS AND CONDITIONS OF MY NEW OPTIONS?

Except for the number of new options, the exercise price, the vesting schedule, and status as a non-statutory stock option, the terms and conditions of your replacement options will be substantially the same as the cancelled options. (Page 11, 14)

31. WHEN WILL I RECEIVE MY NEW OPTIONS?

If we cancel options elected for exchange on July 18, 2001, the grant date of the new options will be on or after January 19, 2002. Note that our Stock Administration will provide you with documentation of the grant. (Page 14)

32. WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense. (Page 21)

33. HOW CAN I VIEW A SUMMARY OF MY OPTIONS?

All employees will receive a summary of their stock option grants attached to the enclosed Letter of Transmittal. For additional information, employees should contact Shannon Kiser in MarketWatch.com Stock Administration at (415) 733-0517.

34. CAN I HAVE AN EXAMPLE OF AN OFFER TO EXCHANGE?

What follows is a representative example - your situation is likely to vary in significant respects.

Assumptions:
Your Hire Date: March 10, 2000
Your Original Stock Option: 3,000 shares
Your Original Stock Option Price: $44
Your Original Vesting Schedule: 1,000 shares vest on March 10, 2001, 2002 and 2003.
Hypothetical Stock Price on New Options Grant Date: On or about January 19, 2002: $5

Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on July 18, 2001. On the grant date of the new options, which would be on or after January 19, 2002, we would grant you a new option for 2,250 shares, and based on the purely hypothetical stock price of $5, your new exercise price would be $5. One-third of the new option will have vested as to 750 shares on July 18, 2002, 2003, and 2004.

35. WHAT HAPPENS IF MARKETWATCH.COM IS SUBJECT TO A CHANGE IN CONTROL BEFORE THE REPLACEMENT OPTIONS ARE GRANTED?

Under our current stock option plans, we reserve the right, in the event of a merger, acquisition or similar transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and stockholders. This could include terminating your right to receive new options under this offer. If we were to terminate your right to receive new options under this offer in connection with such a transaction, the option holders who submitted options for cancellation pursuant to this offer would not receive options to purchase our stock, or securities of the acquirer or any other consideration for their cancelled options. (Page 14, 15)

36. AFTER THE GRANT OF MY NEW OPTIONS, WHAT HAPPENS IF I AGAIN END UP "UNDERWATER"?

We are conducting this offer only at this time, considering the unusual stock market conditions that have affected many companies throughout the country. This is therefore considered a one-time offer. As your stock options are valid for ten years from the date of initial grant, subject to continued employment, the price of our common stock may appreciate over the long term even if your options are underwater for some period of time after the grant date of the new options. However, we can provide no assurance as to the price of our common stock at any time in the future as the stock price may fluctuate significantly, and your options could again be underwater. (Page 11)

37. WHAT DO I NEED TO DO TO PARTICIPATE IN THE OFFER TO EXCHANGE PROGRAM?

As described in the answer to question 6, to participate, you must complete the letter of transmittal, sign it, and ensure that MarketWatch.com Stock Administration receives it no later than 5 p.m. Pacific Time on July 18, 2001. You can return your form either by fax to (415) 616-7209 or by mail to Shannon Kiser, MarketWatch.com, Inc., 825 Battery Street, San Francisco, CA 94111. (Page 13)

INTRODUCTION

MarketWatch.com, Inc. is offering to exchange all outstanding options to purchase shares of our common stock granted under the MarketWatch.com, Inc. 1998 Equity Incentive Plan (the "Plan"), under the 1998 Directors Stock Option Plan, under the Restated Concerto Technologies, Inc. 1995 Stock Plan and outside a MarketWatch.com option plan, for new options that we will grant under the 1998 Equity Incentive Plan. You may only exchange options for all of the shares of common stock subject to a particular option grant. If you choose to participate by exchanging any of the Company stock options, you must also exchange all stock options granted on or after January 18, 2001.

We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the accompanying letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to 75% of the number of shares subject to the options elected to be exchanged by such option holder and accepted for exchange. We will grant the new options on the date of the first meeting of the compensation committee of MarketWatch.com's board of directors held at least six months and one day after the date we cancel the options accepted for exchange.

This offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions, which we describe in Section 6 of this offer.

If you elect to exchange options as described in the offer and if your offer is accepted, we will grant you a new option under the 1998 Equity Incentive Plan pursuant to a new option agreement. The exercise price of the new option will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the grant date of the new options. One-third of the shares of common stock underlying the new options will vest one full year after the cancellation date, and, thereafter, an additional one-third of the shares on each anniversary of such date shall vest until 100% of the options are vested (which date shall be three years after the cancellation date). The new option plan will be a non-statutory stock option. The options will have other terms and conditions that are substantially the same as those of the cancelled options.

All options accepted by us pursuant to this offer will be cancelled.

THE OFFER

1. NUMBER OF OPTIONS; EXPIRATION DATE.

Upon the terms and subject to the conditions of the offer, we will exchange for new options to purchase common stock under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan all eligible outstanding options that are properly elected for exchange and not validly withdrawn in accordance with section 4 before the "expiration date," as defined below. You may only exchange options for all of the shares of common stock subject to a particular option grant. If you choose to participate, you must also exchange all stock options granted on or after January 18, 2001. If your options are properly elected for exchange and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common stock which is equal to 75% of the number of shares subject to the options that you elected to exchange, subject to adjustments for any stock splits, stock dividends and similar events.

All new options will be subject to the terms of the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan pursuant to a new option agreement between us and you. The exercise price of the new option will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the grant date of the new options of the new option. However, we can provide no assurance as to the price of our common stock at any time in the future as the stock price may fluctuate significantly. One-third of the shares of common stock underlying the new options will vest one full year after the cancellation date, and, thereafter, an additional one-third of the shares shall vest on each anniversary of such date until 100% of the options are vested (which date shall be three years after the cancellation date). The new option will be a non-statutory stock option. The options will have other terms and conditions that are substantially the same as those of the cancelled options.

Any current option holders of MarketWatch.com who hold a current stock option under the 1998 Equity Incentive Plan, under the 1998 Directors Stock Option Plan, under the Restated Concerto Technologies, Inc. 1995 Stock Plan, and certain current stock options granted outside of a MarketWatch.com option plan, is eligible to participate.

As of June 8, 2001, options to purchase 2,743,995 shares of our common stock were issued and outstanding under the 1998 Equity Incentive Plan, the 1998 Directors Stock Option Plan, the Restated Concerto Technologies, Inc. 1995 Stock Plan and outside of any stock option plan. These options had exercise prices ranging from $1.32 to $90.875 per share. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 16.5% of the total shares of our common stock outstanding as of June 8, 2001.

If you are not an employee or director of the company from the date you elect to exchange options through the date we grant new options, you will not receive any new options in exchange for your elected options that have been accepted for exchange. You also will not receive any other consideration for your elected options if you are not an employee or director from the date you elect to exchange options though the date we grant the new options.

The term "expiration date" means 5:00 p.m., Pacific Time, on July 18, 2001, unless we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See section 13 for a description of our rights to extend, delay, terminate, and amend the offer.

If we decide to take any of the following actions, we will notify you of such action and extend the offer for a period of ten business days after the date of such notice:

(a)

(i) we increase or decrease the amount of consideration offered for the options;

(ii) we decrease the number of options eligible to be elected for exchange in the offer; or

(iii) we increase the number of options eligible to be elected for exchange in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

(b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in section 14.

For purposes of the offer, a "business day" means any day other than a Saturday, Sunday, or federal holiday and consists of the time period 12:01 a.m. through 12:00 midnight, Pacific Time.

2. PURPOSE OF THE OFFER.

We issued the options outstanding under our stock option plans to provide our employees and outside directors an opportunity to acquire or increase a proprietary interest in our company, thereby creating a stronger incentive to expend maximum effort for our growth and success and to encourage our option holders to continue their employment or association with MarketWatch.com.

Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date of the new options, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. Because of the large number of underwater options currently outstanding at MarketWatch.com, a total re-grant of new options would have severe negative impact on our dilution and outstanding shares. Additionally, MarketWatch.com has a limited pool of options that it is allowed to grant per calendar year without stockholder approval, and we must therefore conserve our current available options for new hires and ongoing grants.

Considering the ever-present risks associated with a volatile and unpredictable stock market, and our industry in particular, there is no guarantee that the market price at the time of the new option grant (and thus the exercise price of your own option) will be less than or equal to the exercise price of your existing option, or that your new option will increase in value over time.

Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the Securities and Exchange Commission, we have no plans or proposals that relate to or would result in:

(a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries (however, although we have no pending plans or proposals for acquisitions or other business combinations, we expect to consider such matters from time to time in the future);

(b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d) any change in our present board of directors or management, including a change in the number or term of directors, however, we may fill existing board and officer vacancies, hire for new officer positions or change any executive officer's material terms of employment;

(e) any other material change in our corporate structure or business;

(f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

(h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

(i) the acquisition by any person of any of our securities or the disposition of any of our securities; or

(j) any changes in our certificate of incorporation bylaws, other governing instruments or any actions that could impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should elect to exchange your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to elect to exchange your options.

3. PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

PROPER EXCHANGE OF OPTIONS. To elect to exchange your options pursuant to the offer, you must, in accordance with the terms of the accompanying letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents by fax at (415) 616-7209 or by mail to Shannon Kiser, MarketWatch.com, Inc., 825 Battery Street, San Francisco, CA 94111 before the expiration date.

If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain unchanged at their original price and terms.

The method of delivery of all documents, including the letter of transmittal and any other required documents, is at the election and risk of the electing option holder. You should allow sufficient time to ensure timely delivery.

DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any exchange of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options or any particular option holder. No election to exchange options will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. Your election to exchange options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance for exchange of your options elected by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

Subject to our rights to extend, terminate, and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly elected options that have not been validly withdrawn.

4. WITHDRAWAL RIGHTS.

You may withdraw the options you have elected to exchange only if you comply with the provisions of this Section 4.

You have the right to withdraw your elected options at any time before 5:00 p.m., Pacific Time, on July 18, 2001. If we extend the offer beyond that time, you have the right to withdraw your elected options at any time until the extended expiration of the offer. In addition, unless we accept your elected options for exchange before 5:00 P.M., Pacific Time, on July 18, 2001, you may withdraw your options elected for exchange at any time after August 14, 2001.

To validly withdraw options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the election to exchange options. The notice of withdrawal must include your name, the grant date, exercise price, and total number of shares included in each option, and the total number of options to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who elected to exchange the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly elected for exchange for purposes of the offer, unless you properly re-elect those options before the expiration date by following the procedures described in Section 3.

Neither MarketWatch.com nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the expiration date. If your options are properly elected for exchange and accepted for exchange on July 18, 2001, you will be granted new options on or after January 19, 2002. If we extend the date by which we must accept and cancel options properly elected for exchange, you will be granted new options on the date of a meeting of the compensation committee of the board of directors held at least six months and one day after the extended date.

If we accept options you elect to exchange in the offer, you will be ineligible until after the grant date of the new options for any additional stock option grants for which you may have otherwise been eligible before the grant date of the new options. This prevents us from incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer.

Your new options will entitle you to purchase the number of shares of our common stock that is equal to 75% of the number of shares subject to the options you elect to exchange, subject to adjustments for any stock splits, stock dividends, and similar events. The exercise price of the new option will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the grant date of the new options of the new option. However, we can provide no assurance as to the price of our common stock at any time in the future as the stock price may fluctuate significantly. One-third of the shares of common stock underlying the new options will vest one full year after the cancellation date, and, thereafter, an additional one-third of the shares shall vest on each anniversary of such date until 100% of the options are vested (which date shall be three years after the cancellation date). The new option will be a non-statutory stock option. The options will have other terms and conditions that are substantially the same as those of the cancelled options.

Your employment with MarketWatch.com is on an at-will basis and nothing in this offer modifies that. You cannot revoke your letter of transmittal after 5:00 p.m. Pacific Time on July 18, 2001. Therefore, if your employment with MarketWatch.com is terminated by you or MarketWatch.com voluntarily, involuntarily, for any reason or for no reason, before your new option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the grant that would have been issued on the grant date of the new options. Therefore, if you are not an employee of MarketWatch.com from the date you elect to exchange options through the grant date of the new options, you will not receive any new options in exchange for your options that have been accepted for exchange. You also will not receive any other consideration for the options elected to be exchanged if you are not an employee from the date you elect to exchange options through the grant date of the new options.

Under our current stock option plans, we reserve the right, in the event of a merger, acquisition or similar transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and stockholders. This could include terminating your right to receive new options under this offer. If we were to terminate your right to receive new options under this offer in connection with such a transaction, the option holders who submitted options for cancellation pursuant to this offer would not receive options to purchase our stock, or securities of the acquirer or any other consideration for their cancelled options.

For purposes of the offer, we will be deemed to have accepted for exchange options that are validly elected for exchange and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will mail your new option notice and agreement within four to six weeks after the new option grant date.

6. CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the offer, we will not be required to accept any options elected for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case, subject to certain limitations, if at any time on or after June 20, 2001 and prior to July 18, 2001 any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options elected for exchange:

(a) there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the options elected for exchange pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of MarketWatch.com, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(b) there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(i) make the acceptance for exchange of, or issuance of new options for, some or all of the options elected for exchange illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

(ii) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the options elected for exchange;

(iii) materially impair the contemplated benefits of the offer to us; or

(iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of MarketWatch.com, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the offer to us;

(c) there has occurred:

(i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(iv) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

(v) any decrease to below $0.50 in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of MarketWatch.com or on the trading in our common stock;

(vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of MarketWatch.com or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

(vii) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

(viii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on June 20, 2001 at which time we would promptly notify option holders if we waive this condition or terminate the offer;

(d) there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

(e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

(i) any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before July 18, 2001;

(ii) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before July 18, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

(f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of MarketWatch.com that, in our reasonable judgment, is or may be material to MarketWatch.com.

The conditions to the offer are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of one of these rights with respect to particular facts and circumstances will not be deemed to be a waiver with respect any other rights Any determination we make concerning the events described in this section will be final and binding upon all persons.

7. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

Our common stock has been quoted on the Nasdaq National Market System under the symbol MKTW since our initial public offering on January 15, 1999. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market for each of our fiscal quarters since our initial public offering:

             Year ending
          December 31, 2001                   High            Low
--------------------------------------    ------------     ---------
First Quarter.........................  $        6.25    $     2.91
Second Quarter (through June 8, 2001).           4.29          2.25

             Year ending
          December 31, 2000                   High            Low
--------------------------------------    ------------     ---------
First Quarter.........................  $       45.94    $    33.06
Second Quarter........................          35.25         13.13
Third Quarter.........................          26.88          7.75
Fourth Quarter........................           8.13          1.63

             Year ending
          December 31, 1999                   High            Low
--------------------------------------    ------------     ---------
First Quarter.........................  $      130.00    $    56.00
Second Quarter........................         107.00         45.00
Third Quarter.........................          59.75         26.13
Fourth Quarter........................          64.81         36.00

We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

CONSIDERATION. We will issue new options to purchase common stock under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan in exchange for outstanding eligible options properly elected and accepted for exchange by us. The number of shares of common stock subject to new options to be granted to each option holder will be equal to 75% the number of shares subject to the options elected by such option holder, subject to adjustments for stock splits, stock dividends and similar events.

TERMS OF NEW OPTIONS. The new options will be issued under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan. We will issue a new option agreement to each option holder who has elected to exchange options in the offer. Except for the exercise price, the vesting schedule and the status as a non-statutory stock option, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options elected for exchange.

The terms and conditions of current options under the 1998 Equity Incentive Plan and the 1998 Directors Stock Option Plan are set forth in the plans and the stock option agreement you entered into in connection with the grant. The terms and conditions of the plans are summarized in the prospectus prepared by us and previously distributed to you. The terms and conditions of the options granted under the Restated Concerto Technologies, Inc. 1995 Stock Plan are set forth in the plan and the stock option agreement you entered into in connection with the grant and summarized in the prospectus prepared by us on August 23, 1999.

You may obtain copies of the prospectus and the plans as indicated below.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS. The new stock options granted under the 1998 Equity Incentive Plan and the 1998 Directors Stock Option Plan are non-statutory stock options that are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code. Under U.S. law, an optionee recognizes no taxable income upon the grant of a non-statutory option. The optionee will, in general, recognize ordinary income in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The optionee will be required to satisfy the tax withholding requirements applicable to such income.

We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for the taxable year of MarketWatch.com in which the ordinary income is recognized by the optionee.

Important Note: The statements in this offer concerning the 1998 Equity Incentive Plan, the 1998 Directors Stock Option Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 1998 Equity Incentive Plan and the 1998 Directors Stock Option Plan and the forms of stock option agreements under the 1998 Equity Incentive Plan and the 1998 Directors Stock Option Plan. Please contact Shannon Kiser at skiser@marketwatch.com or (415) 733-0517 to receive a copy of the 1998 Equity Incentive Plan, the 1998 Directors Stock Option Plan, the prospectus, or the form of stock option agreements. We will promptly furnish you copies of these documents at our expense.

9. INFORMATION CONCERNING MARKETWATCH.COM, INC.

MarketWatch.com, a financial media company, is a leading financial news and information source on the Internet. MarketWatch.com operates three web sites: cbs.marketwatch.com, bigcharts.com, and U.K.- based ftmarketwatch.com. In addition to offering financial reporting and investment tools on its web sites, MarketWatch.com licenses a wide array of content and tools in custom-designed formats for major brokerages and Internet sites. MarketWatch.com also produces the syndicated CBS MarketWatch Weekend program, airs financial reports over CBS Network Television, and provides hourly updates on the MarketWatch.com Radio Network. Editorial content from cbs.marketwatch.com is now published in two top U.S. markets and over major wireless networks.

MarketWatch.com was created as a limited liability company in October, 1997 and incorporated in Delaware in January, 1999. Our principal offices are located at 825 Battery, San Francisco, CA 94111. Our telephone number at this location is (415) 733-0500.

The following table summarizes certain of our financial information:

                                           Three Months
                                          Ended March 31,   Years Ended December 31,
                                          ------------     -----------------------
                                              2001           2000          1999
                                          ------------     ---------     ---------
CONSOLIDATED STATEMENT OF
   OPERATIONS DATA
(in thousands except per share data)
Net revenues..........................  $      11,813    $   53,907    $   24,935
Gross profit..........................          7,003        32,985        15,034
Operating expenses....................         26,469       121,448        77,324
Net loss..............................  $     (19,919)   $  (91,263)   $  (60,878)
Basic and diluted net loss
  per share...........................  $       (1.20)   $    (5.83)   $    (4.68)
Shares used to compute basic
  and diluted net loss per share......         16,573        15,659        13,004

                                           March 31,              December 31,
                                          ------------     -----------------------
CONSOLIDATED BALANCE SHEET DATA               2001           2000          1999
(in thousands except per share data)      ------------     ---------     ---------
Cash and cash equivalents.............  $      40,070    $   45,356    $    9,500
Working capital.......................         42,523        48,868        18,544
Total assets..........................        124,741       144,240       156,855
Total stockholders' equity............        115,094       133,417       149,148
Book Value Per Share..................  $        6.93    $     8.07    $    10.71

Additional information about MarketWatch.com is available from the documents described in Section 16. The financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 are incorporated herein by reference.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

The directors and executive officers of MarketWatch.com, Inc. and their positions and offices as of June 8, 2001 are set forth in the following table:

                Name                                  Title
Larry S. Kramer.......................    President, Chief Executive Officer and Chairman of the
                                          Board of Directors
Joan P. Platt.........................    Chief Financial Officer and Secretary
Thom Calandra.........................    Editor-in-Chief and Executive Vice President, News
William Bishop........................    Executive Vice President, Business and Product
                                          Development
Scot McLernon.........................    Executive Vice President, Advertising Sales
Scott Kinney..........................    Executive Vice President, Licensing Sales
Michele Chaboudy......................    Vice President of Marketing
Peter Glusker.........................    Director
Christie Hefner.......................    Director
Barry Herstein........................    Director
Andrew Heyward........................    Director
Stephen Hill..........................    Director
Robert H. Lessin......................    Director
John Makinson.........................    Director
Daniel Mason..........................    Director
Russell I. Pillar.....................    Director
Giles Spackman........................    Director
Jonathan May..........................    Director
Jeffrey Rayport.......................    Director

The address of each director and executive officer is: c/o MarketWatch.com, Inc., 825 Battery Street, San Francisco, CA 94111.

Please see our definitive proxy statement for our 2001 annual meeting of stockholders, filed with the SEC on April 30, 2001 for information regarding the amount of our securities beneficially owned by our executive officers and directors as of March 31, 2001. As of June 8, 2001, the number of shares and percentage of shares beneficially owned has changed from the proxy statement for the 2001 annual meeting of stockholders as follows: (i) Jamie Thingelstad's shares were revised to 48,298, and (ii) all 20 directors and executive officers as a group shares and percentage were revised to 659,468 and 3.8%, respectively. In addition, Pearson Overseas Holdings Ltd., a wholly owned subsidiary of Pearson plc, sold all of its holdings in the company to Spinmerit Ltd., a wholly owned subsidiary of Pearson plc.

TRANSACTIONS

There have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by MarketWatch.com, or to our knowledge, by any executive officer, director, or affiliate of MarketWatch.com, except for the following: (i) issuance of options for 200,000 shares of common stock at an exercise price of $3.00 per share to Larry Kramer on June 12, 2001; (ii) issuance of options for 10,000 and and 2,000 shares of common stock at an exercise price of $3.00 and $2.87 per share, respectively, to Christie Hefner on April 1, 2001 and May 31, 2001, respectively; (iii)issuance of options for 2,000 shares of common stock at an exercise price of $2.87 per share to Robert Lessin on May 31, 2001; and (iv) issuance of options for 10,000 shares each of common stock at an exercise price of $2.85 per share to Jonathan May and Jeffrey Rayport on June 1, 2001.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Options we acquire pursuant to the offer will be cancelled, and if the share were initially granted under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan, the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the respective plans and for issuance upon the exercise of such new options. If the shares were not granted under the 1998 Equity Incentive Plan or the 1998 Directors Stock Option Plan, they will simply be cancelled and will not return to the pool. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

We believe that MarketWatch.com will not incur any compensation expense solely as a result of the transactions contemplated by the offer because we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options elected for exchange; and the exercise price of all new options will equal the market value of the common stock on the date we grant the new options.

If we were to grant any options to any option holder before the scheduled grant date of the new options, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's option shares elected for exchange. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to our earnings over the period when the newly granted options are outstanding. We would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the newly granted options.

12. LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept options elected for exchange and to issue new options for options elected for exchange is subject to conditions, including the conditions described in Section 6.

13. MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. The federal tax laws may change and the federal, state, and local tax consequences for each employee will depend upon that employee's individual circumstances. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

The option holders who exchange outstanding options for new options will not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

At the date of grant of the new options, the option holders will not be required to recognize income for federal income tax purposes. The grant of options does not result in the recognition of taxable income.

We recommend that you consult your own tax advisor with respect to the federal, state, and local tax consequences of participating in this offer.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral, written, or electronic notice of such extension to the option holders.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral, written, or electronic notice of such termination or postponement to the option holders. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of the offer to exchange.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Schedule A has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

Amendments to the offer may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 6:00 a.m., Pacific Time, on the next business day after the last previously scheduled or announced expiration date. Any amendment of the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any such dissemination.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the term of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action and extend the offer for a period of ten business days after the date of such notice:

(a)

(i) we increase or decrease the amount of consideration offered for the options;

(ii) we decrease the number of options eligible to be elected for exchange in the offer; or

(iii) we increase the number of options eligible to be elected for exchange in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

(b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first given.

15. FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options pursuant to this offer to exchange.

16. ADDITIONAL INFORMATION.

We recommend that, in addition to this offer to exchange and letter of transmittal, you review the following materials, which we have filed with the SEC, before making a decision on whether to elect to exchange your options:

(a) our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001;

(b) our quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;

(c) our definitive proxy statement for our 2001 annual meeting of stockholders, filed with the SEC on April 30, 2001;

(d) our Form S-8 (registering shares to be issued under the 1998 Equity Incentive Plan and the 1998 Directors Stock Option Plan) filed with the SEC on July 21, 1999 and our Form S-8 (registering shares issuable under the Restated Concerto Technologies, Inc. 1995 Stock Plan) filed with the SEC on August 23, 1999; and

(e) the description of our common stock included in our registration statement on Form 8-A, which was filed with the SEC on November 25, 1998, including any amendments or reports we file for the purpose of updating that description.

The Securities and Exchange Commission file number for all of these filings other than the registration statements on Form S-8 is 000-25113. The file number for the registration statement on Form S-8 filed on July 21, 1999 is 333-83383. The file number for the registration statement on Form S-8 filed on August 23, 1999 is 333-85741. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:
450 Fifth Street, N.W. Room 1024 Washington, DC 20549	7 World Trade Center Suite 1300 New York, New York 10048	500 West Madison Street Suite 1400 Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-732-0330.

Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol "MKTW," and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006

We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

MarketWatch.com, Inc.
Attention: Shannon Kiser
825 Battery Street
San Francisco, CA 94111

or by telephoning Ms. Kiser at (415) 733-0517 between the hours of 9:00 a.m. and 5:00 p.m., Pacific Time, Monday through Friday.

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

The information contained in this offer to exchange about MarketWatch.com should be read together with the information contained in the documents to which we have referred you.

17. MISCELLANEOUS.

We are not aware of any jurisdiction where the making of the offer violates applicable law. If we become aware of any jurisdiction where the making of the offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from exchanging your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the accompanying letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

MarketWatch.com, Inc.	June 20, 2001

Exhibit (a)(2)

MarketWatch.com, INC.

LETTER OF TRANSMITTAL

Participation Instructions:

1. Complete this form, sign it, and fax it to Shannon Kiser at (415) 616-7209 or deliver it to Shannon Kiser, MarketWatch.com, Inc., 825 Battery Street, San Francisco, CA 94111, as soon as possible, but in any event, BEFORE 5:00 P.M., PACIFIC TIME, ON July 18, 2001.

2. Ensure that you receive confirmation of receipt from Shannon Kiser within three business days. Note that employees who return forms after July 13, 2001 may not receive timely confirmation.
Name of Optionee:	________________________________
Country Where Employed:	________________________________
Social Security Number:	________________________________

I am an employee or director of MarketWatch.com, Inc. (the "Company"). I have received and read the Offer to Exchange including the Summary Term Sheet. I understand that I may cancel any options that were granted to me under the MarketWatch.com, Inc. 1998 Equity Incentive Plan (the "Plan"), under the 1998 Directors Stock Option Plan, under the Restated Concerto Technologies, Inc. 1995 Stock Plan and outside a MarketWatch.com option plan. If I choose to participate, I must exchange all option shares subject to any particular option, and I also must exchange all stock options granted to me on or after January 18, 2001.

The Company will grant me an option to purchase 75% of the number of shares subject to the options elected to be exchanged, subject to adjustments for stock splits, stock dividends and other similar events, no earlier than the date that is six months and one day following the date the Company cancels the options accepted for exchange, provided that I am still employed by the Company on that date. The exercise price of the new options will be equal to the closing price of the Company's common stock on the grant date of the new options as reported by the Nasdaq National Market. One-third of the shares of common stock underlying the new options will vest one full year after the cancellation date, and, thereafter, an additional one-third of the shares on each anniversary of such date shall vest until 100% of the options are vested (which date shall be three years after the cancellation date).

I understand that if I am an employee at MarketWatch, my employment with MarketWatch.com is on an at-will basis and that nothing in the offer to exchange modifies or changes that, and that if my employment with MarketWatch.com or one of its subsidiaries is terminated by me or MarketWatch.com voluntarily, involuntarily, or for any reason or no reason, before my new option is granted, I will not have a right to any stock options that were previously cancelled, and I will not have a right to the grant that would have been issued on the grant date of the new options.

I also understand that except for the exercise price, the vesting period and the non-statutory tax status, the terms and conditions of the new options will be substantially similar to the cancelled options.

I further understand that I will not be eligible to receive any other stock options until the grant date of the new options.

I also understand that, in the event of a merger, acquisition or similar transaction, the board of directors of MarketWatch.com could terminate my right to receive replacement options under this offer. If my right to receive new options under this offer is terminated in connection with such a transaction, as an option holder who submitted options for cancellation pursuant to this offer, I would not receive options to purchase our stock, or securities of the acquirer or any other consideration for their cancelled options.

I recognize that, under certain circumstances stated in the Offer to Exchange, the Company may terminate or amend the offer and postpone its acceptance and cancellation of any options elected for exchange. In any such event, I understand that the options delivered with this letter of transmittal but not accepted for exchange will be returned to me.

I have reviewed the list of my options that the Company has attached to this letter of transmittal. I hereby give up my entire ownership interest in the options listed below, and I understand that they will become null and void on the date the Company accepts my options for exchange. I acknowledge that this election is entirely voluntary. I ALSO ACKNOWLEDGE THAT I WILL BE UNABLE TO REVOKE THIS LETTER OF TRANSMITTAL AFTER 5:00 P.M., PACIFIC TIME, ON July 18, 2001.

I hereby make the following election with regard to my eligible option grants (please check):

[_] I hereby elect to cancel the following outstanding options granted before January 18, 2001. (PLEASE LIST ONLY THOSE OPTIONS THAT YOU WANT TO CANCEL):

1. Option Granted on ___________________, ________.

2. Option Granted on ___________________, ________.

3. Option Granted on ___________________, ________.

4. Option Granted on ___________________, ________.

(_) As a participant in this offer, I hereby submit all my outstanding options granted on or after January 18, 2001, which will be cancelled, as follows:

1. Option Granted on ___________________, ________.

2. Option Granted on ___________________, ________.

Date: _______________________

____________________________

Signature of Optionee

____________________________

Name of Optionee

EXHIBIT (a)(3)

Contact: Joan P. Platt
Chief Financial Officer
(415) 733-0500 investor_relations@marketwatch.com

MarketWatch.com Announces Voluntary

Stock Option Exchange Program

SAN FRANCISCO, CA, June 20, 2001 - MarketWatch.com, Inc. (NASDAQ:MKTW) today announced that its Board of Directors has approved a voluntary stock option exchange program for eligible option holders.

Under the program, MarketWatch.com option holders will have the opportunity to cancel outstanding options in exchange for new options to be granted at a future date. The number of shares of common stock subject to the new options will be equal to 75% of the number subject to the exchange options. The new options will have an exercise price equal to the fair market value of the Company's common stock at the new grant date and will vest equally for three years on the anniversary of the cancellation date of the existing options. MarketWatch.com expects that there will be no accounting charges as a result of this stock option exchange program.

About MarketWatch.com, Inc.

MarketWatch.com, Inc. (NASDAQ:MKTW), a leading financial media company, is the number one financial news and information source on the Internet. Founded in 1997, MarketWatch.com operates three web sites: cbs.marketwatch.com, bigcharts.com, and U.K.-based ftmarketwatch.com. In addition to offering top- notch financial reporting and investment tools on its web sites, MarketWatch.com licenses a wide array of content and tools in custom-designed formats for brokerages and other online businesses. The Company also produces the syndicated CBS MarketWatch Weekend program, airs financial reports over CBS Network Television, and provides updates every 30 minutes on the MarketWatch.com Radio Network. Editorial content from cbs.marketwatch.com is distributed in major newspapers and wireless networks.

Notice Regarding Forward-Looking Statements

This media release contains forward-looking statements that involve risks and uncertainties. MarketWatch.com's actual results may differ materially from those anticipated in these forward-looking statements, including those relating to the Company's expected accounting treatment for the stock option exchange program. Information about potential risk factors, which could affect the Company's business and financial results, is contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as well as the other reports it files with the Securities Exchange Commission, including its Form 10- Q for the three months ended March 31, 2001. Forward-looking statements are based on information available to the Company on the date hereof. MarketWatch.com, Inc. assumes no obligation to publicize the results of any potential revision of its forward-looking statements.

EXHIBIT(a)(4)

To all MarketWatch.com employees:

Today, I am happy to announce an exciting and important opportunity for all employees, the MarketWatch Stock Option Exchange Program.

The equity markets have been incredibly volatile this past year and even the best companies have not been insulated from the unforeseen dramatic movement in stock prices. The management team and the board of directors recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of your options at prices much higher than the stock is today.

In response to this situation, we offer you this voluntary program which allows all MarketWatch employees to keep their current stock options at their current exercise price, or to cancel those options in exchange for new options to purchase 75% of the number of shares covered by the cancelled options. The new options will be granted at least six months and one day from the cancellation date and their exercise price will equal the fair market value of MarketWatch common stock on the grant date of the new options, but the new three-year vesting period will begin on the cancellation date. By making this offer to exchange outstanding options for new options, we intend to provide our employees with the benefit of holding options that over time may have a greater potential to increase in value and create better performance incentives for employees.

This is not a re-pricing of your stock options. A re-pricing would force the Company to take a significant charge to earnings and would hinder the Company's earnings growth. We expect there will be no accounting charge to our earnings as a result of this stock option exchange program.

You will soon receive an email from Stock Administration which details the MarketWatch Stock Option Exchange Program, the possible benefits and risks, and what you need to do if you choose to participate in the program. In addition, you will receive your individual stock option schedule which details your stock option grants to date and the status of each. And, over the next few weeks, we will be conducting several teleconferences to provide employees with information regarding the exchange program and a forum to ask questions. I encourage you to review the material in detail, to participate in the teleconferences and consider your decision carefully.

Speaking for all of management and the board, we believe in the continued success of MarketWatch.com and want to provide the best ways to reward employees for that success. I believe that this program is an important indication of our appreciation for the entire MarketWatch team.

Sincerely,

Larry

EXHIBIT (d)(2)

MARKETWATCH.COM, INC.

1998 EQUITY INCENTIVE PLAN

STOCK OPTION agreement

This Stock Option Agreement (the "Agreement") is made and entered into as of the date of grant set forth below (the "Date of Grant") by and between MarketWatch.com, Inc., a Delaware corporation (the "Company"), and the participant named below (the "Participant"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Company's 1998 Equity Incentive Plan (the "Plan").

Participant:

Social Security Number:

Address:

Total Option Shares:

Exercise Price Per Share:

Date of Grant:

First Vesting Date:

Expiration Date:

(unless earlier terminated under Section 5.6 of the 1998 Equity Incentive Plan)

Type of Stock Option

(Check one): [ ] Incentive Stock Option

[ ] Nonqualified Stock Option

1. Grant of Option. The Company hereby grants to Participant an option (this "Option") to purchase the total number of shares of Common Stock, $0.01 par value, of the Company set forth above as Total Option Shares (the "Shares") at the Exercise Price Per Share set forth above (the "Exercise Price"), subject to all of the terms and conditions of this Agreement and the Plan. If designated as an Incentive Stock Option above, the Option is intended to qualify as an "incentive stock option" (the "ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

2. Exercise Period.

2.1 Exercise Period of Option. Provided Participant continues to provide services to the Company or any Subsidiary or Parent of the Company, the Option shall become vested and exercisable as to portions of the Shares as follows: (i) the Option shall not vest with respect to any of the Shares until the First Vesting Date set forth above (the "First Vesting Date"); (ii) on the First Vesting Date the Option shall vest as to thirty-three and one-third percent (33 1/3%) of the Shares; and (iii) thereafter on each annual anniversary of the First Vesting Date, the Option shall vest as to an additional thirty-three and one-third percent (33 1/3%) of the Shares until this Option is vested with respect to one hundred percent (100%) of the Shares. If application of the vesting percentage causes a fractional share, such share shall be rounded down to the nearest whole share for each month except for the last month in such vesting period, at the end of which last month this Option shall become exercisable for the full remainder of the Shares.

2.2 Vesting of Options. Shares that are vested pursuant to the schedule set forth in Section 2.1 are "Vested Shares." Shares that are not vested pursuant to the schedule set forth in Section 2.1 are "Unvested Shares."

2.3 Expiration. The Option shall expire on the Expiration Date set forth above or earlier as provided in Section 3 below or pursuant to Section 5.6 of the Plan.

3. Termination.

3.1 Termination for Any Reason Exc ept Death, Disability or Cause. If Participant is Terminated for any reason, except death, Disability or for Cause, the Option, to the extent (and only to the extent) that it would have been exercisable by Participant on the Termination Date, may be exercised by Participant no later than three (3) months after the Termination Date, but in any event no later than the Expiration Date.

3.2 Termination Because of Death o r Disability. If Participant is Terminated because of death or Disability of Participant (or Participant dies within three (3) months of Termination when Termination is for any reason other than Participant's Disability or for Cause), the Option, to the extent that it is exercisable by Participant on the Termination Date, may be exercised by Participant (or Participant's legal representative) no later than twelve (12) months after the Termination Date, but in any event no later than the Expiration Date. Any exercise beyond (i) three (3) months after the Termination Date when the Termination is for any reason other than the Participant's death or Disability; or (ii) twelve (12) months after the Termination Date when the termination is for Participant's Disability, is deemed to be an NQSO.

3.3 Termination for Cause. If Participant is Terminated for Cause, then the Option will expire on Participant's Termination Date, or at such later time and on such conditions as are determined by the Committee.

3.4 No Obligation to Employ. Nothing in the Plan or this Agreement shall confer on Participant any right to continue in the employ of, or other relationship with, the Company or any Parent or Subsidiary of the Company, or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate Participant's employment or other relationship at any time, with or without Cause.

4. Manner of Exercise.

4.1 Stock Option Exercise Agreement . To exercise this Option, Participant (or in the case of exercise after Participant's death or incapacity, Participant's executor, administrator, heir or legatee, as the case may be) must deliver to the Company an executed stock option exercise agreement in the form attached hereto as Exhibit A, or in such other form as may be approved by the Committee from time to time (the "Exercise Agreement"), which shall set forth, inter alia, (i) Participant's election to exercise the Option, (ii) the number of Shares being purchased, (iii) any restrictions imposed on the Shares and (iv) any representations, warranties and agreements regarding Participant's investment intent and access to information as may be required by the Company to comply with applicable securities laws. If someone other than Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company verifying that such person has the legal right to exercise the Option.

4.2 Limitations on Exercise. The Option may not be exercised unless such exercise is in compliance with all applicable federal and state securities laws, as they are in effect on the date of exercise. The Option may not be exercised as to fewer than one hundred (100) Shares unless it is exercised as to all Shares as to which the Option is then exercisable.

4.3 Payment. The Exercise Agreement shall be accompanied by full payment of the Exercise Price for the shares being purchased in cash (by check), or where permitted by law:

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares of the Company's Common Stock that (i) either (A) have been owned by Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144 (and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such shares); or (B) were obtained by Participant in the open public market; and (ii) are clear of all liens, claims, encumbrances or security interests;

(c) by waiver of compensation due or accrued to Participant for services rendered;

(d) provided that a public market for the Company's stock exists: (i) through a "same day sale" commitment from Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased sufficient to pay for the total Exercise Price and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the total Exercise Price directly to the Company, or (ii) through a "margin" commitment from Participant and an NASD Dealer whereby Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the total Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the total Exercise Price directly to the Company; or

(e) by any combination of the foregoing.

4.4 Tax Withholding. Prior to the issuance of the Shares upon exercise of the Option, Participant must pay or provide for any applicable federal, state and local withholding obligations of the Company. If the Committee permits, Participant may provide for payment of withholding taxes upon exercise of the Option by requesting that the Company retain Shares with a Fair Market Value equal to the minimum amount of taxes required to be withheld. In such case, the Company shall issue the net number of Shares to the Participant by deducting the Shares retained from the Shares issuable upon exercise.

4.5 Issuance of Shares. Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of Participant, Participant's authorized assignee, or Participant's legal representative, and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

5. Notice of Disqualifying Disposition  of ISO Shares. If the Option is an ISO, and if Participant sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (i) the date two (2) years after the Date of Grant, and (ii) the date one (1) year after transfer of such Shares to Participant upon exercise of the Option, Participant shall immediately notify the Company in writing of such disposition. Participant agrees that Participant may be subject to income tax withholding by the Company on the compensation income recognized by Participant from the early disposition by payment in cash or out of the current wages or other compensation payable to Participant.

6. Compliance with Laws and  Regulations. The exercise of the Option and the issuance and transfer of Shares shall be subject to compliance by the Company and Participant with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company's Common Stock may be listed at the time of such issuance or transfer. Participant understands that the Company is under no obligation to register or qualify the Shares with the SEC, any state securities commission or any stock exchange to effect such compliance.

7. Nontransferability of Option. The Option may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of Participant only by Participant or in the event of Participant's incapacity, by Participant's legal representative. The terms of the Option shall be binding upon the executors, administrators, successors and assigns of Participant.

8. Tax Consequences. Set forth below is a brief summary as of the Effective Date of the Plan of some of the federal and California tax consequences of exercise of the Option and disposition of the Shares. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. PARTICIPANT SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

8.1 Exercise of ISO. If the Option qualifies as an ISO, there will be no regular federal or California income tax liability upon the exercise of the Option, although the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price will be treated as a tax preference item for federal alternative minimum tax purposes and may subject the Participant to the alternative minimum tax in the year of exercise.

8.2 Exercise of Nonqualified Stock  Option. If the Option does not qualify as an ISO, there may be a regular federal and California income tax liability upon the exercise of the Option. Participant will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price. If Participant is a current or former employee of the Company, the Company may be required to withhold from Participant's compensation or collect from Participant and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income at the time of exercise.

8.3 Disposition of Shares. The following tax consequences may apply upon disposition of the Shares.

(a) Incentive Stock Options. If the Shares are held for more than twelve (12) months after the date of the transfer of the Shares pursuant to the exercise of an ISO and are disposed of more than two (2) years after the Date of Grant, any gain realized on disposition of the Shares will be treated as long term capital gain for federal and California income tax purposes. If Shares purchased under an ISO are disposed of within the applicable one (1) year or two (2) year period, any gain realized on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price.

(b) Nonqualified Stock Options. If the Shares are held for more than twelve (12) months after the date of the transfer of the Shares pursuant to the exercise of an NQSO, any gain realized on disposition of the Shares will be treated as long term capital gain.

(c) Withholding. The Company may be required to withhold from the Participant's compensation or collect from the Participant and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income.

9. Privileges of Stock Ownership . Participant shall not have any of the rights of a stockholder with respect to any Shares until the Shares are issued to Participant.

10. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by Participant or the Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and Participant.

11. Entire Agreement. The Plan is incorporated herein by reference. This Agreement and the Plan constitute the entire agreement of the parties and supersede all prior undertakings and agreements with respect to the subject matter hereof.

12. Notices. Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to Participant at the address indicated above or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: (i) personal delivery; (ii) three (3) days after deposit in the United States mail by certified or registered mail (return receipt requested); (iii) one (1) business day after deposit with any return receipt express courier (prepaid); or (iv) one (1) business day after transmission by facsimile, rapifax or telecopier.

13. Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement shall be binding upon Participant and Participant's heirs, executors, administrators, legal representatives, successors and assigns.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within California. If any provision of this Agreement is determined by a court of law to be illegal or unenforceable, then such provision will be enforced to the maximum extent possible and the other provisions will remain fully effective and enforceable.

15. Acceptance. Participant hereby acknowledges receipt of a copy of the Plan and this Agreement. Participant has read and understands the terms and provisions thereof, and accepts the Option subject to all the terms and conditions of the Plan and this Agreement. Participant acknowledges that there may be adverse tax consequences upon exercise of the Option or disposition of the Shares and that Participant should consult a tax adviser prior to such exercise or disposition.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in triplicate by its duly authorized representative and Participant has executed this Agreement in triplicate, effective as of the Date of Grant.

MARKETWATCH.COM, INC.

By: _______________________
(Signature)

(Please print name)_______________________

(Please print title)_______________________

PARTICIPANT

By: _______________________
(Signature)

(Please print name)_______________________

Name: ______________________________ Faxed to Broker  Cash Received 

Date: ______________________________

MARKETWATCH.COM, INC. (THE "COMPANY")

NOTICE OF EXERCISE OF 1998 EQUITY INCENTIVE PLAN OR NON- PLAN STOCK OPTION EXERCISE

The Undersigned Elects to Exercise:
Plan / Type ISO / NSO	Grant Date	Grant #	Number of Shares to Exercise	Exercise Price Per Share	Aggregate Exercise Price Due to the Company	Taxes Due Yes / No

Please Check the Applicable Procedure:

 Same-Day Sale: The Company is hereby directed and instructed to authorize the transfer agent to issue _________________ shares of Common Stock in the designated broker's name for my benefit.

 Partial Sale: I elect to do a full exercise of ____________ shares but sell only enough shares to pay for my options and any applicable taxes.

 Cash Exercise: I elect to exercise my option. Enclosed is my check payable to the Company for $______________ representing the full exercise price for ______________ shares of Common Stock and any applicable taxes.

Please distribute shares as follows:  as a certificate to me at the address specified below by first class mail

 electronically issue via DWAC to the broker indicated below for my benefit

Please Specify Broker:

 Name: Donaldson Lufkin & Jenrette	 Name: _________________________________
Address: 600 California Street, 20th Floor San Francisco, CA 94108	Address: _________________________________ _________________________________
Attn: Chris Laver / Scott Sorenson	Attn: __________________________________
Tel: 800-227-4492 / 415-249-2279	Tel: __________________________________
Fax: 415-249-2050	Fax: __________________________________
Broker DTC # 0443	Broker ___________________________________

Broker Instructions:

- Broker will notify the Company via fax when trade occurs, at what price with a breakdown of all commissions and fees. The Company will calculate any applicable taxes and notify broker of total amount due the Company.

- Broker will deposit funds due the Company into the Company's DLJ account.

- Broker will distribute the balance of the Same-Day Sale proceeds as designated by the optionee.

Tax Consequences

OPTIONEE UNDERSTANDS THAT OPTIONEE MAY SUFFER ADVERSE TAX CONSEQUENCES AS A RESULT OF OPTIONEE'S PURCHASE OR DISPOSITION OF THE SHARES. OPTIONEE REPRESENTS THAT OPTIONEE HAS CONSULTED WITH ANY TAX CONSULTANT(S) OPTIONEE DEEMS ADVISABLE IN CONNECTION WITH THE PURCHASE OR DISPOSITION OF THE SHARES AND THAT OPTIONEE IS NOT RELYING ON THE COMPANY FOR ANY TAX ADVICE.

Entire Agreement

The Stock Option Agreement is incorporated herein by reference. This Exercise Agreement and the Stock Option Agreement constitute the entire agreement and understanding of the parties and supersede in their entirety all prior understandings and agreements of the Company and Optionee with respect to the subject matter hereof, and are governed by California law except for that body of law pertaining to choice of law or conflict of law.

Authorization: I hereby irrevocably authorize the broker designated above to pay the total option price and any applicable taxes due to the Company from my account.
Optionee Signature:	_________________________________________
Print Name:	_________________________________________
Print Title:	_________________________________________
Mail to Address:	_________________________________________
Daytime Phone Number:	_________________________________________
Social Security Number / Broker Account #:	_________________________________________
Company Authorized Signature:	_________________________________________

Application and Approval Form for Trading
By Section 16 Parties and Access Persons

Name:________________________________________________________________ __________

Title:_______________________________________________________________________ ____

Proposed Trade Date:______________________________________________________________

Type of Security to be Traded:_______________________________________________________

Type of Trade (Purchase/Sale): ______________________________________________________

Number of Shares or Other Securities to be Traded: ______________________________________

Examples of Material Nonpublic Information

While it is not possible to identify all information that would be deemed "material nonpublic information," the following types of information ordinarily would be included in the definition if not yet publicly released by the Company:

  Significant changes in financial performance or liquidity.
  Potential material mergers and acquisitions or material sales of Company assets or subsidiaries.
  Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.
  >
  Significant changes in senior management.

Certification

I, (please print name)_________________________________________________, hereby certify that (i) I am not in possession of any "material nonpublic information" concerning MarketWatch.com, Inc. (the "Company"), as defined in the Company's "Procedures and Guidelines Governing Securities Trades by Company Personnel," and (ii) to the best of my knowledge, the proposed trade(s) listed above do not violate the trading restrictions of Section 16 of the Securities Exchange Act of 1934 or Rule 144 under the Securities Act of 1933. I understand that, if I trade while possessing such information or in violation of such trading restrictions, I may be subject to severe civil and/or criminal penalties, and may be subject to discipline by the Company up to and including termination for cause.

ENTITY: ________________________________ (Signature) By:_______________________________ Date signed:____________________________	INDIVIDUAL: ________________________________ (Signature) Date signed:____________________________

Insider Trading Compliance Officer Review and Decision

The undersigned hereby certifies that the Insider Trading Compliance Officer of the Company has reviewed the foregoing application and (Insider Trading Compliance Officer to initial one of the following): _________ APPROVES _________ PROHIBITS the proposed trade(s).

_______________________________________
Signature of Compliance Officer (or Designee)

Date signed: _____________________________

MarketWatch.com, Inc.

Insider Trading Compliance Program - Preclearance Checklist
Individual or Entity Proposing to Trade:	______________________________________
Compliance Officer:	______________________________________
Proposed Trade:	______________________________________
Date:	______________________________________

☐ Trading Window. Confirm that the trade will be made during the Company's "trading window."

☐ Section 16 Compliance. Confirm, if the individual is an officer, director, or 10% stockholder subject to Section 16, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions. Ensure that no matching purchase or sale has occurred in the past six months (or is likely to occur in the next six).

Also, ensure that a Form 4 has been or will be completed and will be timely filed.

☐ Prohibited Trades. Confirm, if the individual is an officer, director, or 10% stockholder subject to Section 16, that the proposed transaction is not a "short sale," put, call or other prohibited or strongly discouraged transaction.

☐ Rule 144 Compliance. Confirm that:

☐ Current public information requirement has been met

☐ Shares are not restricted or, if restricted, the one or two year holding period has been met

☐ Volume limitations are not exceeded (confirm the individual or entity is not part of an aggregated group)

☐ The manner of sale requirements have been met

☐ The Notice on Form 144 has been completed and filed

☐ Rule 10b-5 Concerns. Confirm that (i) the individual or entity has been reminded that trading is prohibited when in possession of any material information regarding the Company that has not been adequately disclosed to the public, and (ii) the Compliance Officer has discussed with the insider any information known to the individual or the Compliance Officer which might be considered material, so that the individual has made an informed judgment as to the inside information.

Signature of Compliance Officer

EXHIBIT (d)(6)

MARKETWATCH.COM, INC.

1998 DIRECTORS STOCK OPTION PLAN

DIRECTORS INITIAL STOCK OPTION GRANT

This Stock Option Grant (this "Grant") is made and entered into as of the Date of Grant set forth below (the "Date of Grant") by and between MarketWatch.com, Inc., a Delaware corporation (the "Company"), and the Optionee named below ("Optionee"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Company's 1998 Director's Stock Option Plan (the "Plan").
Optionee:	_________________________________________________
Optionee's Address:	_________________________________________________
Total Shares Subject to Option:	_________________________________________________
Total Shares Subject to Option:	_________________________________________________
Exercise Price Per Share:	_________________________________________________
Expiration Date:	_______________________________________ (unless earlier terminated under Section 4 hereof)

1. Grant of Option. The Company hereby grants to Optionee an option (this "Option") to purchase up to the total number of shares of Common Stock of the Company set forth above as Total Shares Subject to Option (collectively, the "Shares") at the Exercise Price Per Share set forth above (the "Exercise Price"), subject to all of the terms and conditions of this Grant and the Plan.

2. Exercise and Vesting of Option. Subject to the terms and conditions of the Plan and this Grant, this Option shall be exercisable as it vests. Subject to the terms and conditions of the Plan and this Grant, this Option shall vest as to thirty-three and one-third percent (33 1/3%) of the Shares on each annual anniversary of the Date of Grant, so long as the Optionee continuously remains a member of the Board of Directors (a "Board Member") or a consultant of the Company.

3. Restriction on Exercise. This Option may not be exercised unless such exercise is in compliance with the Securities Act, and all applicable state securities laws, as they are in effect on the date of exercise, and the requirements of any stock exchange or national market system on which the Company's Common Stock may be listed at the time of exercise. Optionee understands that the Company is under no obligation to register, qualify or list the Shares with the SEC, any state securities commission or any stock exchange or national market system to effect such compliance.

4. Termination of Option. Except as provided below in this Section, this Option shall expire ten (10) years after the Date of Grant ("Expiration Date"). This Option shall cease to vest when the Optionee ceases to be a Board Member or a consultant of the Company. The date on which Optionee ceases to be a Board Member or consultant of the Company shall be referred to as the "Termination Date". An Option may be exercised after the Termination Date only as set forth below:

4.1 Termination Generally. If Optionee ceases to be a Board Member or consultant of the Company for any reason except death or disability, then this Option, to the extent that it has vested as of the Termination Date, may be exercised by Optionee no later than seven (7) months after the Termination Date, but in no event later than the Expiration Date.

4.2 Death or Disability. If Optionee ceases to be a Board Member or consultant of the Company because of the death of Optionee or the disability of Optionee (whether temporary or permanent, partial or total, as determined by the Committee) then this Option, to the extent that it has vested as of the Termination Date, may be exercised by Optionee (or Optionee's legal representative) no later than twelve (12) months after the Termination Date, but in no event later than the Expiration Date.

5. Manner of Exercise.

5.1 Exercise Agreement. This Option shall be exercisable by delivery to the Company of an executed written Directors Stock Option Exercise Agreement in the form attached hereto as Exhibit A, or in such other form as may be approved by the Committee, which shall set forth Optionee's election to exercise some or all of this Option, the number of Shares being purchased, any restrictions imposed on the Shares and such other representations and agreements as may be required by the Company to comply with applicable securities laws.

5.2 Payment. Payment for the Shares purchased upon exercise of this Option may be made (a) in cash or by check; (b) by surrender of shares of Common Stock of the Company that have been owned by Optionee for more than six (6) months (and which have been paid for within the meaning of SEC Rule 144 and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such shares) or were obtained by the Optionee in the open public market, having a Fair Market Value equal to the Exercise Price of the Option; (c) by waiver of compensation due or accrued to Optionee for services rendered; (d) provided that a public market for the Company's stock exists, through a "same day sale" commitment from the Optionee and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Optionee irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; (e) provided that a public market for the Company's stock exists, through a "margin" commitment from the Optionee and an NASD Dealer whereby the Optionee irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or (f) by any combination of the foregoing.

5.3 Withholding Taxes. Prior to the issuance of the Shares upon exercise of this Option, Optionee shall pay or make adequate provision for any applicable federal or state withholding obligations of the Company.

5.4 Issuance of Shares. Provided that such notice and payment are in form and substance satisfactory to counsel for the Company, the Company shall cause the Shares to be issued in the name of Optionee or Optionee's legal representative.

6. Nontransferability of Option. During the lifetime of the Optionee, this Option shall be exercisable only by Optionee or by Optionee's guardian or legal representative, unless otherwise permitted by the Committee. This Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution, unless otherwise determined by the Committee.

7. Interpretation. Any dispute regarding the interpretation of this Grant shall be submitted by Optionee or the Company to the Committee that administers the Plan, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Committee shall be final and binding on the Company and on Optionee. Nothing in the Plan or this Grant shall confer on Optionee any right to continue as a Board Member or to provide services to the Company as a consultant.

8. Entire Agreement. The Plan and the Directors Stock Option Exercise Agreement in the form attached hereto as Exhibit A, and the terms and conditions thereof, are incorporated herein by reference. This Grant, the Plan and the Directors Stock Option Exercise Agreement constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior understandings and agreements with respect to such subject matter.

MARKETWATCH.COM, INC.

By: ___________________________________

Name & Title: ___________________________

ACCEPTANCE OF STOCK OPTION GRANT

Optionee hereby acknowledges receipt of a copy of the Plan, represents that Optionee has read and understands the terms and provisions thereof, and accepts this Option subject to all of the terms and conditions of the Plan and this Grant. Optionee acknowledges that there may be adverse tax consequences upon exercise of this Option or disposition of the Shares and that Optionee has been advised by the Company that Optionee should consult a qualified tax advisor prior to such exercise or disposition.

____________________________, Optionee

[Acceptance Signature Page to Directors Initial Stock Option Grant]

[SUCCEEDING GRANT]

MARKETWATCH.COM, INC.

1998 DIRECTORS STOCK OPTION PLAN

DIRECTORS SUCCEEDING STOCK OPTION GRANT

This Stock Option Grant (this "Grant") is made and entered into as of the Date of Grant set forth below (the "Date of Grant") by and between MarketWatch.com, Inc., a Delaware corporation (the "Company"), and the Optionee named below ("Optionee"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Company's 1998 Directors Stock Option Plan (the "Plan").
Optionee:	_________________________________________________
Optionee's Address:	_________________________________________________
Total Shares Subject to Option:	_________________________________________________
Total Shares Subject to Option:	_________________________________________________
Exercise Price Per Share:	_________________________________________________
Expiration Date:	_______________________________________ (unless earlier terminated under Section 4 hereof)

1. Grant of Option. The Company hereby grants to Optionee an option (this "Option") to purchase up to the total number of shares of Common Stock of the Company set forth above as Total Shares Subject to Option (collectively, the "Shares") at the Exercise Price Per Share set forth above (the "Exercise Price"), subject to all of the terms and conditions of this Grant and the Plan.

2. Exercise and Vesting of Option. Subject to the terms and conditions of the Plan and this Grant, this Option shall be exercisable as it vests. Subject to the terms and conditions of the Plan and this Grant, this Option shall vest as to thirty-three and one-third percent (33 1/3%) of the Shares on each annual anniversary of the Date of Grant, so long as the Optionee continuously remains a member of the Board of Directors (a "Board Member") or a consultant of the Company.

3. Restriction on Exercise. This Option may not be exercised unless such exercise is in compliance with the Securities Act, and all applicable state securities laws, as they are in effect on the date of exercise, and the requirements of any stock exchange or national market system on which the Company's Common Stock may be listed at the time of exercise. Optionee understands that the Company is under no obligation to register, qualify or list the Shares with the SEC, any state securities commission or any stock exchange or national market system to effect such compliance.

4. Termination of Option. Except as provided below in this Section, this Option shall expire ten (10) years after the Date of Grant ("Expiration Date"). This Option shall cease to vest when the Optionee ceases to be a Board Member or a consultant of the Company. The date on which Optionee ceases to be a Board Member or consultant of the Company shall be referred to as the "Termination Date". An Option may be exercised after the Termination Date only as set forth below:

4.1 Termination Generally. If Optionee ceases to be a Board Member or consultant of the Company for any reason except death or disability, then this Option, to the extent that it has vested as of the Termination Date, may be exercised by Optionee no later than seven (7) months after the Termination Date, but in no event later than the Expiration Date.

4.2 Death or Disability. If Optionee ceases to be a Board Member or consultant of the Company because of the death of Optionee or the disability of Optionee (whether temporary or permanent, partial or total, as determined by the Committee) then this Option, to the extent that it has vested as of the Termination Date, may be exercised by Optionee (or Optionee's legal representative) no later than twelve (12) months after the Termination Date, but in no event later than the Expiration Date.

5. Manner of Exercise.

5.1 Exercise Agreement. This Option shall be exercisable by delivery to the Company of an executed written Directors Stock Option Exercise Agreement in the form attached hereto as Exhibit A, or in such other form as may be approved by the Committee, which shall set forth Optionee's election to exercise some or all of this Option, the number of Shares being purchased, any restrictions imposed on the Shares and such other representations and agreements as may be required by the Company to comply with applicable securities laws.

5.2 Payment. Payment for the Shares purchased upon exercise of this Option may be made (a) in cash or by check; (b) by surrender of shares of Common Stock of the Company that have been owned by Optionee for more than six (6) months (and which have been paid for within the meaning of SEC Rule 144 and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such shares) or were obtained by the Optionee in the open public market, having a Fair Market Value equal to the Exercise Price of the Option; (c) by waiver of compensation due or accrued to Optionee for services rendered; (d) provided that a public market for the Company's stock exists, through a "same day sale" commitment from the Optionee and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Optionee irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; (e) provided that a public market for the Company's stock exists, through a "margin" commitment from the Optionee and an NASD Dealer whereby the Optionee irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or (f) by any combination of the foregoing.

5.3 Withholding Taxes. Prior to the issuance of the Shares upon exercise of this Option, Optionee shall pay or make adequate provision for any applicable federal or state withholding obligations of the Company.

5.4 Issuance of Shares. Provided that such notice and payment are in form and substance satisfactory to counsel for the Company, the Company shall cause the Shares to be issued in the name of Optionee or Optionee's legal representative

6. Nontransferability of Option. During the lifetime of the Optionee, this Option shall be exercisable only by Optionee or by Optionee's guardian or legal representative, unless otherwise permitted by the Committee. This Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution.

7. Interpretation. Any dispute regarding the interpretation of this Grant shall be submitted by Optionee or the Company to the Committee that administers the Plan, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Committee shall be final and binding on the Company and on Optionee. Nothing in the Plan or this Grant shall confer on Optionee any right to continue as a Board Member or to provide services to the Company as a consultant.

8. Entire Agreement. The Plan and the Directors Stock Option Exercise Agreement in the form attached hereto as Exhibit A, and the terms and conditions thereof, are incorporated herein by this reference. This Grant, the Plan and the Directors Stock Option Exercise Agreement constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior understandings and agreements with respect to such subject matter.

MARKETWATCH.COM, INC.

By:

Name:

ACCEPTANCE OF STOCK OPTION GRANT

Optionee hereby acknowledges receipt of a copy of the Plan, represents that Optionee has read and understands the terms and provisions thereof, and accepts this Option subject to all of the terms and conditions of the Plan and this Grant. Optionee acknowledges that there may be adverse tax consequences upon exercise of this Option or disposition of the Shares and that Optionee has been advised by the Company that Optionee should consult a qualified tax advisor prior to such exercise or disposition.

________________________, Optionee

[Acceptance Signature Page to Directors Succeeding Stock Option Grant]

MARKETWATCH.COM, INC.
1998 DIRECTORS STOCK OPTION PLAN (the "Plan")
DIRECTORS Stock Option Exercise Agreement

I hereby elect to purchase the number of shares of Common Stock of MarketWatch.com, Inc. (the "Company") as set forth below:
Optionee:	Number of Shares Purchased:
Social Security Number:	Purchase Price per Share:
Address:	Aggregate Purchase Price:
Date of Stock Option Grant:
Type of Stock Option: Nonqualified Stock Option	Exact Name of Title to Shares:

1. Delivery of Purchase Price. Optionee hereby delivers to the Company the Aggregate Purchase Price, to the extent permitted in the Directors Stock Option Grant referred to above (the "Grant") as follows (check as applicable and complete):
[ ]	in cash or by check in the amount of $___________________________, receipt of which is acknowledged by the Company;
[ ]

by delivery of _______________________ fully- paid, nonassessable and vested shares of the Common Stock of the Company owned by Optionee for at least six (6) months prior to the date hereof (and which have been paid for within the meaning of SEC Rule 144), or obtained by Optionee in the open public market, and owned free and clear of all liens, claims, encumbrances or security interests, valued at the current Fair Market Value of $___________________________ per share;

[ ]	by the waiver hereby of compensation due or accrued to Optionee for services rendered in the amount of $_______________________________;
[ ]	through a "same-day-sale" commitment, delivered herewith, from Optionee and the NASD Dealer named therein, in the amount of $______________________________; or
[ ]	through a "margin" commitment, delivered herewith from Optionee and the NASD Dealer named therein, in the amount of $______________________________________.

2. Market Standoff Agreement. Optionee, if requested by the Company and an underwriter of Common Stock (or other securities) of the Company, agrees not to sell or otherwise transfer or dispose of any Common Stock (or other securities) of the Company held by Optionee during the period requested by the managing underwriter following the effective date of a registration statement of the Company filed under the Securities Act, provided that all officers and directors of the Company are required to enter into similar agreements. Such agreement shall be in writing in a form satisfactory to the Company and such underwriter. The Company may impose stop-transfer instructions with respect to the shares (or other securities) subject to the foregoing restriction until the end of such period.

3. Tax Consequences. OPTIONEE UNDERSTANDS THAT OPTIONEE MAY SUFFER ADVERSE TAX CONSEQUENCES AS A RESULT OF OPTIONEE'S PURCHASE OR DISPOSITION OF THE SHARES. OPTIONEE REPRESENTS THAT OPTIONEE HAS CONSULTED WITH ANY TAX CONSULTANT(S) OPTIONEE DEEMS ADVISABLE IN CONNECTION WITH THE PURCHASE OR DISPOSITION OF THE SHARES AND THAT OPTIONEE IS NOT RELYING ON THE COMPANY FOR ANY TAX ADVICE.

4. Entire Agreement. The Plan and the Grant are incorporated herein by reference. This Agreement, the Plan and the Grant constitute the entire agreement of the parties and supersede in their entirety all prior understandings and agreements of the Company and Optionee with respect to the subject matter hereof, and are governed by California law except for that body of law pertaining to conflict of laws.

MarketWatch.com, Inc.
By: __________________________________	(Signature of Optionee)
________________________________________ (Print name and title)	Date: ________________________________

MARKETWATCH.COM, INC.
1998 DIRECTORS STOCK OPTION PLAN

Spouse's Consent

I acknowledge that I have read the foregoing Directors Stock Option Exercise Agreement (the "Agreement") and that I know its contents. I hereby consent to and approve all of the provisions of the Agreement and agree that the shares of the Common Stock of MarketWatch.com, Inc. purchased thereunder (the "Shares") and any interest I may have in such Shares are subject to all the provisions of the Agreement. I will take no action at any time to hinder operation of the Agreement on these Shares or any interest I may have on them.

Date:_______________________

__________________________________________

Signature of Optionee's Spouse

__________________________________________

Spouse's Name - Typed or Printed

Optionee's Name - Typed or Printed